Filed by  GlobespanVirata,  Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                   and  deemed  filed  pursuant  to Rule  14a-12
                                      under the  Securities Exchange Act of 1934

                                          Subject Company:  GlobespanVirata Inc.
                                                 Commission File No.000-26401-73


CONEXANT CONTACTS:                              GLOBESPANVIRATA CONTACT:
Editorial                                       Mariam Azzam
Gwen Carlson                                    (732) 345-6018
(949) 483-7363

Investor Relations
Bruce Thomas
(949) 483-2698



          CONEXANT AND GLOBESPANVIRATA ANNOUNCE REGISTRATION STATEMENT
                  FOR PENDING MERGER DECLARED EFFECTIVE BY SEC

                   Companies Set Date for Shareowner Meetings


         NEWPORT BEACH, Calif. and RED BANK, New Jersey, Jan. 16, 2004 - Conexant Systems, Inc. (Nasdaq: CNXT) and GlobespanVirata, Inc. (Nasdaq: GSPN) today announced that the registration statement on Form S-4 relating to their proposed merger has been declared effective by the Securities and Exchange Commission (SEC).

         The transaction is subject to customary closing conditions, including the approval of the shareowners of both companies. Conexant shareowners will vote on the proposed merger at the company's annual shareowners meeting on February 25, 2004, at 10:00 a.m. at the Hilton hotel in Costa Mesa, Calif. GlobespanVirata will hold a separate special shareowners meeting at the same time and location to vote on the merger. Conexant and GlobespanVirata shareowners of record as of January 2, 2004, are entitled to cast votes on the merger proposals.

         With the Form S-4 declared effective, the two companies will proceed with a mailing to their respective shareowners of the joint proxy statement/prospectus pertaining to the merger. This document may also be accessed online on the SEC's Web site, www.sec.gov, or on the "Investor Relations" section of Conexant's Web site at www. conexant.com, or on GlobespanVirata's Web site at www.globespanvirata.com.

         The proposed merger is expected to be completed shortly following the respective shareowner meetings. The combined company will retain the Conexant name and its stock will continue to trade on the Nasdaq national market under the ticker symbol "CNXT".

About Conexant

         Conexant's innovative semiconductor system solutions are driving digital home information and entertainment networks worldwide. The company has leveraged its expertise and leadership position in modem technologies to enable more Internet connections than all of its competitors combined, and continues to develop leading integrated silicon solutions for cable, satellite, terrestrial data and digital video networks.

         Key products include digital subscriber line (DSL) and cable modem solutions, home network processors, broadcast video encoders and decoders, digital set-top box components and systems solutions, and dial-up modems. The company also offers a suite of wireless data and networking components solutions that includes HomePlug(R), HomePNA(TM) and WLAN (802.11) components and reference designs.

         Conexant is a fabless semiconductor company and has approximately 1,400 employees. The company is headquartered in Newport Beach, Calif. To learn more, visit Conexant at www.conexant.com.

About GlobespanVirata

         GlobespanVirata is a leading provider of broadband communications solutions for consumer, enterprise, personal computer and service provider markets. GlobespanVirata delivers complete system-level high-speed, cost-effective and flexible DSL and wireless networking chip sets, software and reference designs to leading global manufacturers of broadband access and wireless networking equipment. The company's products include broadband system-level solutions for modems, routers, residential gateways, and DSLAMs, as well as a wide variety of wireless networking chip sets and reference designs that are enabling a new generation of wireless connectivity in notebooks, PDAs, digital cameras, MP3 players and other handheld networking appliances.

         GlobespanVirata applies the industry's longest history in DSL and wireless networking development and deployment to offer unparalleled support to its more than 400 customers in bringing its proven broadband and wireless networking solutions to market. GlobespanVirata is headquartered at 100 Schulz Drive, Red Bank, New Jersey 07701 and can be reached at +1-732-345-7500.

Safe Harbor Statement

         This press release contains statements relating to future results of Conexant and GlobespanVirata (including certain projections and business trends) that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties. For each of Conexant and GlobespanVirata, these risks and uncertainties include, but are not limited to: the cyclical nature of the semiconductor industry and the markets addressed by the company's and its customers' products; demand for and market acceptance of new and existing products; successful development of new products; the timing of new product introductions; the availability of manufacturing capacity; pricing pressures and other competitive factors; changes in product mix; product obsolescence; the ability to develop and implement new technologies and to obtain protection for the related intellectual property; the uncertainties of litigation; and, in the case of GlobespanVirata, the integration of its Wireless Networking Products Group, as well as other risks and uncertainties, including those detailed from time to time in Conexant's and GlobespanVirata's Securities and Exchange Commission filings. Such risks also include costs related to the proposed merger; failure to obtain the required approvals of Conexant and GlobespanVirata stockholders; risks that the closing of the transaction is substantially delayed or that the transaction does not close; and the risk that Conexant's and GlobespanVirata's businesses will not be integrated successfully. These forward-looking statements are made only as of the date hereof, and Conexant and GlobespanVirata undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Rider A - Additional Information

         Conexant and GlobespanVirata are mailing a joint proxy statement/prospectus containing information about the proposed merger to their respective investors and security holders. The joint proxy statement/prospectus is included in the registration statement on Form S-4 filed with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS OF CONEXANT AND GLOBESPANVIRATA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN OTHER INFORMATION ABOUT CONEXANT, GLOBESPANVIRATA AND THE PROPOSED MERGER. Investors and security holders may obtain a free copy of these materials and other documents filed with the SEC at the SEC's Web site at www.sec.gov. A free copy of the joint proxy statement/prospectus may also be obtained by contacting Conexant Investor Relations at 4000 MacArthur Boulevard, Newport Beach, California 92660 and through the "Investor Relations" section of Conexant's Web site at www.conexant.com, or by contacting GlobespanVirata at 100 Schulz Drive, Red Bank, New Jersey 07701 and through GlobespanVirata's Web site at www.globespanvirata.com.

         Conexant, GlobespanVirata and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed merger. Information about the directors and executive officers of Conexant and their ownership of Conexant shares is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of GlobespanVirata and their ownership of GlobespanVirata stock is set forth in the proxy statement for GlobespanVirata's 2003 Annual Meeting of Stockholders. A free copy of this document may be obtained by contacting the SEC or GlobespanVirata as indicated above. Investors and security holders may obtain additional information regarding the interests of such directors and executive officers in the proposed transaction by reading the joint proxy statement/prospectus.

                                      # # #

Conexant is a trademark of Conexant Systems, Inc. The GlobespanVirata name and logo are trademarks of GlobespanVirata, Inc. Other brands and names contained in this release are the property of their respective owners.